November 26, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins

Re:	Sunergy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed July 2, 2012
Response letter dated August 15, 2012
File No. 000-52767

Dear Ms. Jenkins:

Sunergy, Inc. (“we,” the “Issuer” or the “Company”) submits this letter in response to the comment from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which was set forth in your letter dated August 24, 2012 regarding the above referenced documents.

The Staff’s comment, indicated in bold, is followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 33

1.	We note your response to our comment where your auditor, Ingenium states that they were satisfied with the independence and professional reputation of the predecessor auditors and took steps to gain satisfaction as to the audits performed by the predecessor auditors. When the principal auditor is able to satisfy themselves in that way, they would then express an opinion on the financial statements as a whole. Ingenium's current report does not reference the financial statements for the year ended December 31, 2010. Please advise Ingenium to revise their audit report to express an opinion on the financial statements for the year ended December 31, 2010. Refer to AU Section 543.04.

Otherwise, please advise Ingenium to revise their audit opinion to make reference to the audits of the other auditors in the introductory, scope and opinion paragraphs, the division of responsibility as between that portion of the financial statements covered by their audit and that covered by the predecessor auditors. Refer to AU Section 543.06 through 543.09.

After further discussions with our current auditor, Ingenium Accounting Associates, and our predecessor auditor, De Joya Griffith & Company, we have been advised that no further revision to the audit report of Ingenium is required. We have been further advised by Ingenium they have performed the applicable procedures in order to allow them to gain reasonable assurance the inclusive financial information from inception to December 31, 2011 is presented fairly, in all material respects, without making reference to the predecessor auditor(s) within the application of AU Section 543, AU Section 315, and AU Section 508.

We have included, and obtained the appropriate consent to include, the revised audit report of De Joya Griffith & Company (predecessor) to reference the specific periods presented in the Form 10-K for the fiscal year ended December 31, 2011 as audited by them.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should you require further clarification of any of the issues raised in this letter, please contact me at (775) 323-8131 (or by fax at (775) 337-1550). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s:/ Larry Max Bigler

Interim President, Chief Financial Officer and Director